SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel approves IoE of R$ 283.2 million

Companhia Paranaense de Energia – Copel (“Company”), a company that generates, transmits, distributes and sells energy, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and on LATIBEX (XCOP, XCOPO, XCOPU), informs its shareholders and the market in general that, on this date, the Board of Directors resolved to distribute interim dividends for the year 2021, based on the profit reserve, in the form of Interest on Equity – (“IoE”) in the total amount of R$ 283,173,477.44 (two hundred and eighty-three million, one hundred and seventy-three thousand, four hundred and seventy-seven reais and forty-four cents).

The approved IoE is in line with Copel's Dividend Policy and will be paid to shareholders with a position on December 30, 2021 ("date with"), so that the Company's shares will be traded without the right to the earnings declared to from January 3, 2022, inclusive (“ex date”).

This amount, added to the 1st Payment of Earnings (dividends and interest on equity) of 2021 in the amount of R$1.4 billion made last November 30 (Material Fact 14/21), totals R$1.7 billion in regular earnings declared by the Company for fiscal year 2021.

The payment date will be defined at the Annual General Meeting, to be held until April 2022, in which the remaining balance of the Destination of Results for the year 2021 will also be resolved.

More details, including the form and date of payment, are available in the Notice to Shareholders published on Copel's IR website on this date (click here to access).

Curitiba, December 08, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 8, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.